INFORMATION REQUIRED IN PROXY STATEMENT

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Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Heritage Commerce Corp
(Name of Registrant as Specified in its Charter)

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(Amended by Sec Act Rel No. 7331; Exch Act Rel No. 37692, eff. 10/7/96.)

HERITAGE
COMMERCE CORP

April 5, 2005

Dear Shareholder:

We are pleased to enclose our 2004 Form 10-K, Notice of 2005 Annual Meeting, Proxy Statement and Form of Proxy.

You are cordially invited to attend the 2005 Annual Meeting of Shareholders, which will be held at 9:30 a.m. on Thursday, May 26, 2005, at Heritage Commerce Corp's offices, located at 150 Almaden Boulevard, San Jose, California, 95113.

The accompanying Notice of Annual Meeting and Proxy Statement provide information pertaining to the matters to be considered and acted upon at the Meeting.

Your continued support is appreciated and we hope you will attend the Annual Meeting. Whether or not you are personally present, it is very important that your shares be represented at the Meeting. Accordingly, please sign, date, and mail the enclosed Proxy promptly. If you wish to vote in accordance with the Board of Directors' recommendations, it is not necessary to specify your choices. You may simply sign, date and return the enclosed proxy card.

Sincerely,

William J. Del Biaggio, Jr.
Chief Executive Officer and Chairman of the Board

Richard L. Conniff
President and Chief Operating Officer

150 Almaden Boulevard, San Jose, California 95113 • Telephone (408) 947-6900 • Fax (408) 947-6910

2

HERITAGE
COMMERCE CORP

Notice of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Heritage Commerce Corp ("Commerce Corp") will be held at Commerce Corp's offices, located at 150 Almaden Boulevard, San Jose, California 95113 on May 26, 2005, at 9:30 a.m., for the following purposes:

1. To approve an amendment to the Commerce Corp Bylaws to declassify the Board of Directors so that each director would stand for re-election on an annual basis.

2. To approve an amendment to the Commerce Corp Articles of Incorporation to reinstate cumulative voting for shareholders of Commerce Corp.

3. To elect the following nominees to serve as directors of Commerce Corp for a three-year term expiring in 2008, or if Proposal I is adopted, for terms expiring at the 2006 Annual Meeting of Shareholders:


Jack W. Conner
Richard L. Conniff
Charles J. Toeniskoetter
Ranson W. Webster


4. To ratify the Audit Committee's selection of Deloitte & Touche, LLP, independent registered public accounting firm, to serve as Commerce Corp's auditors for the fiscal year ending December 31, 2005.

5. To consider and transact such other business as may properly be brought before the meeting.

Shareholders of record at the close of business on March 30, 2005 are entitled to notice of and to vote at the meeting.

Provisions of the Bylaws of Commerce Corp govern nominations for election of members of the Board of Directors, as follows:

Nomination for election of directors may be made by the Board of Directors or by any holder of any outstanding class of capital stock of the Corporation entitled to vote for the election of directors. Notice of intention to make any nominations shall be made in writing and shall be delivered or mailed to the President of the Corporation not less than 21 days nor more

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than 60 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days' notice is given to shareholders, such notice of intention to nominate shall be mailed or delivered to the President of the Corporation not later than the close of business on the tenth day following the day on which the notice of such meeting is sent by third class mail (if permitted by law), no notice of intention to make nominations shall be required. Such notification shall contain the following information to the extent known to the notifying shareholder: (i) the name and address of each proposed nominee; (ii) the principal occupation of each proposed nominee; (iii) the number of shares of capital stock of the Corporation owned by each proposed nominee; (iv) the name and residence address of the notifying shareholder; (v) the number of shares of capital stock of the Corporation owned by the notifying shareholder; (vi) the number of shares of capital stock of any bank, bank holding company, savings and loan association or other depository institution owned beneficially by the nominee or by the notifying shareholder and the identities and locations of any such institutions; (vii) whether the proposed nominee has ever been convicted of or pleaded nolo contendere to any criminal offense involving dishonesty or breach of trust, filed a petition in bankruptcy or been adjudged bankrupt; and (viii) a statement regarding the nominee's compliance with Section 2.3 of the Bylaws.

Nominees for the Board of Directors must meet certain qualifications set forth in Section 2.3 of Commerce Corp's Bylaws, which prohibit the election as a director of any person who is a director, executive officer, branch manager or trustee for any unaffiliated commercial bank, savings bank, trust company, savings and loan association, building and loan association, industrial bank or credit union that is engaged in business in (i) any city, town or village in which the corporation or any affiliate or subsidiary thereof has offices, or (ii) any city, town or village adjacent to a city, town or village in which the corporation or any affiliate or subsidiary thereof has offices.

All shareholders are cordially invited to attend the meeting in person. To ensure your representation at the meeting, you are requested to date, execute and return the enclosed proxy card, without delay, in the enclosed postage-paid envelope whether or not you plan to attend the meeting. Any shareholder present at the meeting may vote personally on all matters brought before the meeting. If you elect to vote personally at the meeting, your proxy will not be used.

BY ORDER OF THE BOARD OF DIRECTORS

Rebecca A. Levey
Corporate Secretary

April 5, 2005
San Jose, California

WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROXY STATEMENT
OF
HERITAGE COMMERCE CORP

150 Almaden Boulevard ● San Jose, California 95113
Telephone (408) 947-6900 ● Fax (408) 947-6910

This statement is furnished in connection with the solicitation of proxies to be used by the Board of Directors of Heritage Commerce Corp ("Commerce Corp") at the Annual Meeting of Shareholders of Commerce Corp to be held at Commerce Corp's offices, 150 Almaden Boulevard, San Jose, California, on May 26, 2005, at 9:30 a.m., and at any adjournments or postponements thereof (the "Meeting").

This Proxy Statement and the accompanying form of proxy are being mailed to shareholders on or about April 5, 2005.

A form of proxy for voting your shares at the Meeting is enclosed. Any shareholder who executes and delivers a proxy has the right to revoke it at any time before it is voted by filing with the Corporate Secretary of Commerce Corp, an instrument revoking said proxy or a duly executed proxy bearing a later date. In addition, the powers of the proxyholders will be revoked if the person executing the proxy is present at the Meeting and advises the Chairman of his or her election to vote in person. Unless revoked, all shares represented by a properly executed proxy received prior to the Meeting will be voted as specified by each shareholder in the proxy. If no specifications are given by a shareholder, then the proxy will be voted in favor of Proposal I (declassification of the Board of Directors), in favor of Proposal II (reinstatement of cumulative voting), in favor of Proposal III (election of nominees specified), and in favor of Proposal IV (the ratification of the Board's selection of independent registered public accountants), and in the discretion of the Board, on Proposal V (such other business as may properly come before the Meeting as described below).

The proxy also confers discretionary authority to vote the shares represented thereby on any matter that was not known at the time this Proxy Statement was mailed which may properly be presented for action at the Meeting.

The enclosed proxy is being solicited by Commerce Corp's Board of Directors and the cost of the solicitation is being borne by Commerce Corp. The principal solicitation of proxies is being made by mail, although additional solicitation may be made by telephone, email, facsimile or personal visits by directors, officers and employees of Commerce Corp and its subsidiary bank.

PURPOSE OF THE MEETING

The Meeting is being held for the following purposes:

1. To approve an amendment to the Commerce Corp Bylaws to declassify the Board of Directors so that each director would stand for re-election on an annual basis.

2. To approve an amendment to the Commerce Corp Articles of Incorporation to reinstate cumulative voting for shareholders of Commerce Corp.

3. To elect the following nominees to serve as directors of Commerce Corp for a three-year term expiring in 2008, or if Proposal I is adopted, for terms expiring at the 2006 Annual Meeting of Shareholders:

   Jack W. Conner
   Richard L. Conniff
   Charles J. Toeniskoetter
   Ranson W. Webster

4. To ratify the Audit Committee's selection of Deloitte & Touche, LLP, independent registered public accounting firm, to serve as Commerce Corp's auditors for the fiscal year ending December 31, 2005.

5. To consider and transact such other business as may properly be brought before the meeting.

VOTING SECURITIES

Shareholders of record as of the close of business on March 30, 2005 ("Record Date") will be entitled to notice of and to vote at the Meeting. As of March 30, 2005, Commerce Corp had 11,495,008 shares of common stock outstanding. Each shareholder of record is entitled to one vote, in person or by proxy, for each share held on all matters to come before the meeting.

Proposal I (declassification of the Board of Directors) and Proposal II (reinstatement of cumulative voting) require the approval of a majority of the issued and outstanding shares of common stock. In the election of directors, the four candidates receiving the highest number of votes will be elected. Ratification of the selection of Deloitte & Touche, LLP as Commerce Corp's independent registered public accounting firm requires the affirmative vote of a majority of all shares represented and voting at the Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining if a quorum is present. Broker non-votes occur when a nominee holding shares for a beneficial owner does not vote on a particular matter because the nominee does not have discretionary voting power with respect to that matter and has not received instructions from the beneficial owner. In accordance with the laws of the State of California: (a) with respect to Proposal I and Proposal II, broker non-votes have the same effect as a vote against such proposals, and (b) with respect to Proposal III (the election of directors), and Proposal IV (the ratification of Commerce Corp's independent registered public accounting firm), abstentions and broker non-votes are not deemed "votes cast" and accordingly, do not have the effect of votes in opposition, but they do have the practical effect of reducing the number of affirmative votes required to achieve a majority for such matter by reducing the total number of shares from which the majority is calculated.

CORPORATE GOVERNANCE

Board of Directors

Annual Meeting Attendance

All directors are expected to attend each annual meeting of Commerce Corp's shareholders, unless attendance is prevented by an emergency. All of Commerce Corp's directors who were in office at that time attended Commerce Corp's 2004 annual meeting of shareholders with the exception of Frank G. Bisceglia and James R. Blair.

Board Independence

Each of the following members of our Board of Directors has been determined by the Board to be independent under the rules of NASDAQ governing the independence of directors, as follows:

> Frank G. Bisceglia
> James R. Blair
> Jack W. Conner
> Anneke Dury
> Roy E. Lave
> Robert Moles
> Louis ("Lon") O. Normandin
> Jack L. Peckham
> Humphrey P. Polanen
> Kirk M. Rossmann
> Charles J. Toeniskoetter
> Ranson W. Webster

Therefore, a majority of the directors are independent, as required by the rules of NASDAQ.

Contacting the Board

Shareholders may address inquiries to any of Commerce Corp's directors or the full Board by writing to the Corporate Secretary, Heritage Commerce Corp, 150 Almaden Boulevard, San Jose, California 95113-9940. Each communication from a shareholder should include the following information in order to permit shareholder status to be confirmed and to provide an address to forward a response if deemed appropriate:

- o The name, mailing address and telephone number of the shareholder sending the communication;

- o If the shareholder is not a record holder of our common stock, the name of the record holder of our common stock beneficially owned must be identified along with the shareholder.

Our Corporate Secretary will forward all appropriate communications to the Board or individual members of the Board specified in the communication. Our Corporate Secretary may (but is not required to) review all correspondence addressed to the Board or any individual member of the Board, for any inappropriate correspondence more suitably directed to management. Communications may be deemed inappropriate for this purpose if it is reasonably apparent from the face of the correspondence that it relates principally to a customer dispute. Our policies regarding the handling of security holder communications were approved by a majority of our independent directors.

Nomination of Directors

Commerce Corp has a Corporate Governance and Nominating Committee. The principal duties of the Corporate Governance and Nominating Committee are described in the section of this Proxy Statement labeled "Committees of the Board of Directors of Heritage Commerce Corp – Corporate Governance and Nominating Committee" on page 19 of this Proxy Statement. The duties of the Corporate Governance and Nominating Committee include the recommendation of candidates for election to Commerce Corp's Board of Directors. The Corporate Governance and Nominating Committee met ten times during 2004. All the members of the Committee are independent under the rules of NASDAQ. The Committee has a charter which is available on Commerce Corp's website at http://www.heritagecommercecorp.com.

The Corporate Governance and Nominating Committee's minimum qualifications for a director are persons of high ethical character and who have both personal and professional integrity, which are consistent with the image and values of Commerce Corp. In addition, Section 2.3 of Commerce Corp's bylaws provides that no person shall be a member of the Board of Directors who is a director, executive officer, branch manager or trustee for any unaffiliated commercial bank, savings bank, trust company, savings and loan association, building and loan association, industrial bank or credit union that is engaged in business in (i) any city, town or village in which the corporation or any affiliate or subsidiary thereof has offices, or (ii) any city, town or village adjacent to a city, town or village in which the corporation or any affiliate or subsidiary thereof has offices.

For those proposed director nominees who meet the minimum qualifications, the Corporate Governance and Nominating Committee then assesses the proposed nominee's specific qualifications, evaluates his or her independence, and considers other factors including skills, geographic location, considerations of diversity, standards of integrity and ability and willingness to commit to serving on the Board for an extended period of time and to dedicate adequate time and attention to the affairs of Commerce Corp as necessary to properly discharge his or her duties.

The Corporate Governance and Nominating Committee does not have a separate policy for consideration of any director candidates recommended by shareholders. Instead, the Corporate Governance and Nominating Committee considers any candidate meeting the requirements for nomination by a shareholder set forth in Commerce Corp's bylaws (as well as applicable laws and regulations) in the same manner as any other director candidate. The Corporate Governance and Nominating Committee believes that requiring shareholder recommendations for director candidates to comply with the requirements for nominations in accordance with Commerce Corp's bylaws ensures that the Corporate Governance and Nominating Committee receives at least the minimum information necessary for it to begin an appropriate evaluation of any such director nominee.

Commerce Corp will consider director nominees recommended by shareholders who adhere to the following procedure. Commerce Corp's Bylaws provide that any shareholder must give written notice to the President of Commerce Corp of an intention to nominate a director at a shareholder meeting. Generally, notice of intention to make any nominations shall be made in writing and must be delivered or mailed to the President of Commerce Corp not less than 21 days nor more than 60 days prior to any meeting of shareholders called for the election of directors. Nominees for the Board of Directors must meet the qualifications set forth in Section 2.3 of Commerce Corp's Bylaws as noted above. The Bylaws contain additional requirements for nominations. A copy of the requirements is available upon request directed to the President, Heritage Commerce Corp, 150 Almaden Boulevard, San Jose, California 95113.

The Corporate Governance and Nominating Committee's goal is to recommend candidates for the Board of Directors that bring a variety of perspectives and skill derived from high quality business and professional experience. Each candidate should be prepared to represent the best interests of all shareholders and not just one particular constituency or interest group. At the same time, the Corporate Governance and Nominating Committee and the entire Board of Directors recognize that larger numbers of directors create additional challenges and expense and believe that the recent reduction in size of the Board from fourteen to eleven members is the right size for our Board of Directors at this time.

Commerce Corp identifies new director candidates through recommendations from existing directors and through other business associates of Commerce Corp. Commerce Corp considers nominees of shareholders in the same manner as other nominees.

Of this year's nominees for director, Charles J. Toeniskoetter and Richard Conniff were elected to the Board at the 2002 Annual Meeting. Jack W. Conner and Ranson W. Webster were appointed to the Board in 2004. Jack Conner was recommended by Charles J. Toeniskoetter, a non-management director, and Ranson Webster was recommended by William J. Del Biaggio, Jr., Chairman and Interim Chief Executive Officer of Commerce Corp.

Code of Ethics

Commerce Corp has adopted an Executive and Principal Financial Officers Code of Ethics governing the conduct of its Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Controller. Commerce Corp has posted the Executive and Principal Financial Officers Code of Ethics on its website and it may be accessed at the following address: http://www.heritagecommercecorp.com. Also, Commerce Corp has adopted a separate Code of Ethics which governs the conduct of all directors, officers and employees and which also may be accessed at the internet address referenced above.

PROPOSALS I AND II

AMENDMENTS TO COMMERCE CORP'S ARTICLES OF INCORPORATION AND BYLAWS

At a meeting of the Corporate Governance and Nominating Committee on February 24, 2005, the Corporate Governance and Nominating Committee recommended to the Board of Directors that the Bylaws be amended to eliminate the classified structure of the Board of Directors so that all directors are elected annually. The Corporate Governance and Nominating Committee also recommended that the Articles of Incorporation be amended to reinstate cumulative voting for the election of directors. The provisions for a classified Board structure and eliminating cumulative voting were originally approved by the Board of Directors and then by the shareholders at the 2001 Annual Shareholders Meeting. During 2004 the Corporate Governance and Nominating Committee reviewed various provisions of Commerce Corp's Articles of Incorporation and Bylaws with the goal of improving Commerce Corp's corporate governance practices and conforming those practices to current best practices. In this regard the Corporate Governance and Nominating Committee also recommended to the Board of Directors that Commerce Corp redeem its shareholder rights plan, and the Board of Directors at its February 24, 2005 meeting approved resolutions for the redemption of Commerce Corp's shareholder rights plan. The redemption became effective on February 24, 2005. At its meeting on February 24, 2005, the Board approved resolutions to approve the foregoing amendments to the Bylaws and Articles of Incorporation. The form of the proposed amendments to the Bylaws and Articles of Incorporation are set forth in Exhibit A and Exhibit B, respectively, to the proxy statement.

Each of the amendments to the Articles of Incorporation and Bylaws is a separate proposal and is independent from the other. Therefore, if Commerce Corp receives sufficient votes to approve less than both of the proposed amendments to the Articles and Bylaws, only those amendments to the Articles or Bylaws approved by shareholders will be made. However, failure to obtain sufficient votes to approve one amendment will not defeat the other amendment to the extent sufficient votes are cast in their favor.

Each proposal requires the affirmative vote of at least a majority of the issued and outstanding shares of Commerce Corp's Common Stock.

These proposals are not a response to any current attempt to acquire control of Commerce Corp, or current effort by a shareholder or group of shareholders to remove any director or otherwise gain representation for any special interest of the Board of Directors.

Proposal I – Declassification of the Board of Directors

Section 2.9, paragraph (b) of Commerce Corp's Bylaws provides that the Board of Directors be divided into three classes, as nearly equal in number as possible, with members of each class serving three-year terms. To implement an annual election of all directors, Commerce Corp's Bylaws must be amended.

Section 2.9, paragraph (b) of the Bylaws also includes a provision that the vote of the holders of a majority of the outstanding shares of Commerce Corp is required to amend or repeal paragraph (b). This voting requirement was designed to protect the classified Board structure.

The Board of Directors believes that annual elections of directors will give the shareholders of Commerce Corp a greater opportunity to evaluate the performance of Commerce Corp's directors by allowing them to vote on each director annually rather than once every three years.

Proponents of classified boards of directors believe that they help maintain continuity of experience and, as a result, may assist a company in long-term strategic planning. Additionally, supporters argue that a classified board may encourage a person seeking control of a company to initiate arm's-length discussions with management and the board, who may be in a position to negotiate a higher price or more favorable terms for shareholders or to seek to prevent a takeover that the board believes is not in the best interests of shareholders.

Nevertheless, because classified board structures do not permit annual shareholder election of all directors, these structures have recently been subject to criticism from a corporate governance perspective. Opponents of classified structures believe that they limit the ability of shareholders to elect directors and exercise influence over a company and may discourage takeover proposals and proxy contests that could have the effect of increasing shareholder value. The election of directors is the primary avenue for shareholders to influence corporate governance policies and to hold management accountable for the implementation of those policies. A non-classified board structure enables shareholders to hold all directors accountable on an annual basis, rather than over a three-year period. In light of these views, a number of major corporations have determined that principles of good corporate governance dictate that all directors of a corporation should be elected annually.

The Board of Directors considered the advantages and disadvantages of the classified structure, and in reaching its determination to propose the declassification of the Board of Directors, it concluded that the benefits of a classified structure were outweighed by the following considerations:

- The Board's belief that providing Commerce Corp's shareholders with the opportunity annually to register their views on the collective performance of the Board of Directors and on each director individually will further Commerce Corp's goal of ensuring that its corporate governance policies conform to current best practices and maximize accountability to shareholders; and

- The Board's belief that, because there is no limit to the number of terms an individual may serve, the continuity and stability of the Board's membership should not be materially affected by the declassification of the Board of Directors.

Under California law, members of the Board of Directors may be removed for cause or without cause. In the case of a board of directors that is not classified, no director may be removed by the shareholders if the votes cast against such removal (or, if done by written consent, the votes eligible to be cast by the non-consenting shareholder) would have been sufficient to elect such director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director's most recent election were then being elected (the "Relevant Number of Directors"). In the case of classified boards, the relevant number of Directors is (i) the number of directors elected at the most recent Annual Meeting of shareholders or, if greater, (ii) the number sought to be removed. It should be noted that this removal provision applies equally to corporations that permit cumulative voting and to those that do not. The By-laws are also being amended to conform to California law.

If the shareholders approve this proposal, each of the four directors who are elected this year will be elected for a one-year term that will expire next year at the 2006 Annual Meeting of Shareholders. In addition, if this proposal is adopted, any director subsequently appointed by the Board of Directors as a result of a newly-created directorship or to fill a vacancy on the Board of Directors would hold office only until the next annual meeting. Each of the incumbent directors has agreed to stand for re-election at the 2006 Annual Meeting if nominated by the Corporate Governance and Nominating Committee, and if not nominated in 2006 to resign from the Board. In addition, the majority voting requirement would no longer be necessary to protect the classified structure of the Board of Directors, the proposal would also delete such majority voting requirement in this provision of the Bylaws. The amendment to the Bylaws will become effective upon approval by the shareholders.

The Corporate Governance and Nominating Committee and the full Board of Directors of Commerce Corp have concluded that it would be in the best interests of Commerce Corp and its shareholders to declassify the Board of Directors and have unanimously approved the proposed amendment to the Bylaws attached hereto as Exhibit A.

Proposal II- Reinstatement of Cumulative Voting For Shareholders

Article VII of Commerce Corp's Articles of Incorporation provides that no holder of any class of stock of Commerce Corp shall be entitled to cumulate votes at any election of directors of Commerce Corp. To permit cumulative voting, the Articles of Incorporation must be amended. Cumulative voting entitles a shareholder to cast as many votes as there are directors to be elected multiplied by the number of shares registered in such shareholder's name. The shareholder may cast all of such votes for a single nominee or may distribute them among any two or more nominees. Under California law, shareholders of a corporation have the right to cumulative voting unless a corporation has outstanding shares listed on the New York Stock Exchange or the American Stock Exchange, or has outstanding securities qualified for trading on the NASDAQ National Market and opts out of cumulative voting by prohibiting cumulative voting in the Articles of Incorporation.

Proponents for eliminating cumulative voting believe that cumulative voting could make it possible for an individual shareholder or group of shareholders with special interests to elect one or more directors to the Board of Directors. Such a shareholder group could have goals that were inconsistent, and could conflict, with the interests and goals of the majority of Commerce Corp's shareholders. Any director elected by such a narrow constituency could disrupt and impair the efficient functioning of the Board of Directors, which may undermine its ability to work effectively as a governing body on behalf of the common interests of all shareholders. Moreover, a director elected by cumulative voting may feel an obligation to represent the special interest groups that elected them rather than all shareholders generally.

Nevertheless, because cumulative voting allows a significant group of shareholders to elect a director or directors of its choice - safeguarding minority shareholder interests and bringing independent perspectives to board decisions - companies have received criticism from a corporate governance perspective for not promoting cumulative voting and in some cases eliminating cumulative voting. Proponents for cumulative voting believe that the minority interests of shareholders benefit from opportunities to pool votes together in order to elect one or more persons to the Board of Directors, especially when management or other insiders own significant amounts of Commerce Corp's outstanding shares. In light of these views, a number of major corporations have maintained cumulative voting rights for shareholders.

The Board of Directors considered the advantages and disadvantages of cumulative voting, and in reaching its determination to propose the reinstatement of cumulative voting it concluded that the benefits of eliminating cumulative voting were outweighed by the following considerations:

- Cumulative voting is a protection afforded minority shareholders to have a voice, or seat on the Board of Directors;

- All members of the Board of Directors have a fiduciary duty to act on behalf of the interest of all shareholders and not just the interests of a particular shareholder group or special interest group; and

- The elimination of cumulative voting could be viewed as discouraging takeover proposals and proxy contests that could have the effect of increasing shareholder value.

Subject to the approval of the shareholders, the Articles of Incorporation will be amended to give effect to the amendment approved by the shareholders at the Annual Meeting. The Amendment will be effective at such time as Commerce Corp files a Certificate of Amendment with the Secretary of State of California. It is expected that such filing will take place on or shortly after the date of the Annual Meeting.

The Corporate Governance and Nominating Committee and the full Board of Directors of Commerce Corp have concluded that it would be in the best interests of Commerce Corp and its shareholders to reinstate cumulative voting, and have unanimously approved the proposed amendment to the Articles of Incorporation attached hereto as Exhibit B.

PROPOSAL III

ELECTION OF DIRECTORS

The Bylaws of Commerce Corp provide that the number of directors shall not be less than 11 nor more than 21. By resolution, the Board of Directors has fixed the number of directors at 11.

The Bylaws of Commerce Corp provide the procedure for nominations and election of the Board of Directors. This procedure is printed in full in the Notice of Annual Meeting of Shareholders accompanying this Proxy Statement. Nominations not made in accordance with the procedures may be disregarded by the Chairman of the Meeting, and upon his instructions, the Inspector of Election shall disregard all votes cast for such nominees.

NOMINEES FOR DIRECTOR

Four directors are to be elected at the Annual Meeting. If the shareholders approve Proposal I to declassify the Board of Directors, these directors will hold office until the Annual Meeting of 2006 and until their successors are elected and qualified. If the shareholders do not approve Proposal I, such directors will hold office until the Annual Meeting of 2008 and until their successors are elected and qualified. If any nominee should become unable or unwilling to serve as a director, the proxies will be voted at the Meeting for such substitute nominees as shall be designated by the Board. The Board presently has no knowledge that any of the nominees will be unable or unwilling to serve. The Commerce Corp Corporate Governance and Nominating Committee and the full Board of Directors have nominated the following persons to serve on the Board of Directors. Each of the following is currently serving on the Board of Directors:

Jack W. Conner
Richard L. Conniff
Charles J. Toeniskoetter
Ranson W. Webster

RECOMMENDATION OF THE BOARD OF DIRECTORS
THE PROXY HOLDERS INTEND TO VOTE ALL PROXIES THEY HOLD IN FAVOR OF ELECTION OF EACH OF THE NOMINEES. YOU ARE URGED TO VOTE FOR PROPOSAL III: TO ELECT THE FOUR NOMINEES SET FORTH HEREIN: JACK W. CONNER, RICHARD L. CONNIFF, CHARLES J. TOENISKOETTER AND RANSON W. WEBSTER. IF NO INSTRUCTION IS GIVEN, THE PROXY HOLDERS INTEND TO VOTE FOR EACH NOMINEE LISTED.

The following table provides information with respect to each person nominated and recommended to be elected by the current Board, as well as existing directors of Commerce Corp whose terms do not expire at the time of the Meeting.

Name	Age	Position With Commerce Corp	Director Since	Present Term Expires *	Principal Occupation, Business Experience During Past Five Years and Other Information
Frank G. Bisceglia	59	Director	1994	2007	Senior Vice President - Investments, Senior Portfolio Manager, Portfolio Management Program at UBS Financial Services, Inc., a full service securities firm.
James R. Blair	60	Director	1994	2006	President of Renco Properties, Inc., a real estate development company.
Jack W. Conner	65	Director	2004	2008	Founder, President and Director of Plaza Bank of Commerce from 1979 to 1991; Chairman and CEO of Comerica California from 1991 until his retirement in 1998; Director until 2002.
Richard L. Conniff	58	Director, President and COO	1998	2005	President and COO of Heritage Commerce Corp since 2000; President and Chief Executive Officer of Heritage Bank East Bay, a wholly-owned subsidiary of Heritage Commerce Corp, from 1998 to 2000; President and Chief Executive Officer of Acacia Bank, an industrial loan company, from 1997 to 1998; and Senior Vice President and Chief Financial Officer of South Valley Bancorporation from 1995 to 1997.
William J. Del Biaggio, Jr.	64	Chairman, and Interim Chief Executive Officer	1994	2006	Chairman and Interim CEO of Heritage Commerce Corp since 2004; Business Development Officer of Heritage Commerce Corp since 2002.
Anneke Dury	60	Director	1994	2006	Independent Financial Consultant for various Santa Clara County technology companies.
Roy E. Lave	69	Director	2000	2006	Director, Bank of Los Altos, from 1995 to 2002; Chief Executive Officer of Systan, Inc., a consulting firm, since 1966; Founding Chair, Los Altos Community Foundation, 1991 to present; tenured professor of engineering at Stanford University from 1962 to 1974.
Robert Moles	50	Director	2004	2008	Chairman of Intero Real Estate Services, Inc., a full-service real estate firm since 2002. Prior to joining Intero, served as President and CEO of the Real Estate Franchise Group of Cendant Corporation, the largest franchiser of residential and commercial real estate brokerage offices in the world. Prior to joining Cendant, served as President & CEO of Contempo Realty, Inc. in Santa Clara, California.
Louis ["Lon"] O. Normandin	70	Director	1994	2007	Owner and Chairman of Normandin Chrysler Jeep.

Name	Age	Position With Commerce Corp	Director Since	Present Term Expires *	Principal Occupation, Business Experience During Past Five Years and Other Information
Jack L. Peckham	63	Director	1994	2006	CEO of Elastic Workspace Software, Inc. since January 2003; President and CEO of Alpine Microsystems since November 1, 2001; President and CEO of Timpani Networks, Inc. from 1999 to 2002; President and CEO of Lightspeed Semiconductor from 1998 to 2000; Vice President and General Manager of Atmel Corporation, a semiconductor manufacturing company, from 1985 to 1998.
Humphrey P. Polanen	55	Director	1994	2007	CEO of Sandhill IT Security Acquisition Corp, a publicly listed company since 2004. Managing Director of Internet Venture Partners BV, an investment firm, from 2000 to 2004; President and CEO of Trustworks Systems, a network security company, from 1998 to 1999; General Manager of Network Security Products and Internet Commerce Groups, Sun Microsystems, a computer systems company, from 1995 to 1998.
Kirk M. Rossmann	57	Director	2002	2006	Chief Executive Officer of B/T Management Group, LLC, a holding company for property management and steel fabrication, since 1996; and President of American Welding Supply, an electronic and industrial gas supplier, from 1975 to 1996.
Charles J. Toeniskoetter	60	Director	2002	2005	Chairman and CEO of Toeniskoetter & Breeding, Inc., Development, a Silicon Valley real estate development and investment company. Chairman of TBI Construction & Construction Management, Inc., a Silicon Valley commercial construction company. Member of the Board of Directors of Redwood Trust, Inc. (New York Stock Exchange) and SJW Corp. (American Stock Exchange).
Ranson W. Webster	60	Director	2004	2005	Founded Computing Resources, Inc. ("CRT") in 1978, a privately held general purpose service bureau specializing in automating accounting functions. In 1999 CRT merged with Intuit, Inc., the maker of QuickBooks and Quicken financial software. In 1998 founded Evergreen Capital, LLC, an early stage investment company focused on Internet and biotech companies.

* - If Proposal I is approved, each of the directors has agreed to stand for re-election at the 2006 Annual Meeting of Shareholders if nominated by the Corporate Governance and Nominating Committee, and if not nominated in 2006 to resign from the Board.

There are no family relationships among any of Commerce Corp's Executive Officers, Directors or Director Nominees.

EXECUTIVE OFFICERS OF COMMERCE CORP

Set forth below is certain information with respect to the Executive Officers of Commerce Corp:

Name	Age	Position	Officer Since
Richard L. Conniff	58	President and Chief Operating Officer	1998
Kenneth A. Corsello	54	Executive Vice President and Chief Credit Officer	1995[1]
William J. Del Biaggio, Jr.	64	Chairman of the Board and Interim Chief Executive Officer	2004
Lawrence D. McGovern	50	Executive Vice President and Chief Financial Officer	1998

Kenneth A. Corsello has served as an Executive Vice President since 1996, as Chief Credit Officer of Heritage Bank of Commerce since 1995, and as Chief Credit Officer of Heritage Commerce Corp since 1998. From 1994 to 1995 Mr. Corsello served as Senior Vice President/Credit Administrator with Cupertino National Bank, and from 1990 to 1994 as a Department Head with the Federal Deposit Insurance Corporation.

Lawrence D. McGovern has served as Executive Vice President and Chief Financial Officer of Heritage Commerce Corp since July 1998.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of February 15, 2005 pertaining to beneficial ownership of Commerce Corp's common stock by persons known to Commerce Corp

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[1] Includes service as an officer of Heritage Bank of Commerce prior to the organization of Commerce Corp as the holding company for the Bank in 1997.

to own five percent or more of Commerce Corp's common stock, current directors of Commerce Corp, nominees to be elected to the Board of Directors, the officers named in the Summary Compensation Table presented in this Proxy Statement and all directors and officers[1] of Commerce Corp as a group. This information has been obtained from Commerce Corp's records, or from information furnished directly by the individual or entity to Commerce Corp.

For purposes of the following table, shares issuable pursuant to stock options which may be exercised within 60 days of February 15, 2005 are deemed to be issued and outstanding and have been treated as outstanding in determining the amount and nature of beneficial ownership and in calculating the percentage of ownership of those individuals possessing such interest, but not for any other individuals.

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[1] As used throughout this Proxy Statement, the terms "*Officer*" and "*Executive Officer*" refer to the Chairman of the Board and Chief Executive Officer; the President and Chief Operating Officer; the Executive Vice President and Chief Credit Officer; and the Executive Vice President and Chief Financial Officer.

Name of Beneficial Owner[1]	Relationship With Commerce Corp	Shares Beneficially Owned[2,3]	Exercisable Options	Percent of Class[3]
Frank G. Bisceglia	Director	113,294 (4)	19,499	1.0%
James R. Blair	Director	62,995 (5)	19,499	0.5%
Jack W. Conner	Director	1,873	873	0.1%
Richard L. Conniff	President, COO, & Director	96,026 (6)	76,506	0.8%
Kenneth A. Corsello	Executive Vice President & CCO	48,336	4,870	0.4%
William J. Del Biaggio, Jr.	Chairman and Interim Chief Executive Officer	155,714 (7)	19,499	1.3%
Anneke Dury	Director	48,375 (8)	14,548	0.4%
Roy E. Lave	Director	118,358 (9)	21,070	1.0%
Lawrence D. McGovern	Executive Vice President & CFO	59,515 (10)	57,865	0.5%
Robert Moles	Director	79,456 (11)	873	0.7%
Louis ("Lon") O. Normandin	Director	141,753 (12)	744	1.2%
Jack L. Peckham	Director	141,433 (13)	19,499	1.2%
Humphrey P. Polanen	Director	33,780 (14)	14,549	0.3%
Kirk M. Rossmann	Director	82,167 (15)	19,499	0.7%
Charles J. Toeniskoetter	Director	24,422 (16)	9,764	0.2%
Ranson W. Webster	Director	433,807	1,664	3.7%
All directors and executive officers (16 in number)		1,641,304	300,821	13.7%

1. The address for all persons is c/o Heritage Commerce Corp, 150 Almaden Boulevard, San Jose, California, 95113.

2. Subject to applicable community property laws and shared voting and investment power with a spouse, the persons listed have sole voting and investment power with respect to such shares unless otherwise noted. Listed amounts reflect all previous stock splits and stock dividends.

3. Includes shares beneficially owned (including options exercisable within 60 days of February 15, 2005, as shown in the "Exercisable Options" column), both directly and indirectly together with associates.

4. Includes 4,286 shares held as trustee of the Edith Lico Simoni Trust, 79,009 shares as one of two trustees of the Bisceglia Family Trust, and 10,500 shares held in a personal Individual Retirement Account.

5. Includes 16,252 shares held in a personal Individual Retirement Account, 27,244 shares held as trustee for the Blair Family Trust, and 3,000 shares held in the Blair Family Investment's LLC.

6. Includes 18,563 shares held in a personal Individual Retirement Account and 957 shares held by his wife, Sandra Conniff, in a personal Individual Retirement Account.

7. Includes 81,499 shares held in a personal Individual Retirement Account, 49,000 shares held as one of two trustees of the Del Biaggio Family Trust, and 5,716 shares held in the name of Helen N. Del Biaggio, his wife.

8. Includes 6,068 shares held in a personal Individual Retirement Account and 27,759 shares held as trustee for the Dury Revocable Trust.

9. Includes 74,197 shares held in the Roy E. Lave Profit Sharing Plan and 23,091 shares held in the Lave Revocable Trust.

10. Includes 1,650 shares held in a personal Individual Retirement Account.

11. Includes 18,295 shares held by Mr. Moles' wife.

12. Includes 141,009 shares as trustee of the Louis and Margaret Normandin Trust.

13. Includes 121,934 shares as one of two trustees for the Peckham Revocable Trust.

14. Includes 18,608 shares held in a personal Individual Retirement Account and 623 shares held by Azieb Nicodimos, his wife.

15. Includes 57,168 shares held in a personal Individual Retirement Account and 5,500 shares as trustee for the Rossmann family trust.

16. Includes 150 shares held by Linda O. Toeniskoetter, Mr. Toeniskoetter's wife, and 13,258 shares in the Toeniskoetter & Breeding, Inc. Profit Sharing Plan.

COMMITTEES OF THE BOARD OF DIRECTORS
OF HERITAGE COMMERCE CORP

AUDIT COMMITTEE

The members of the Audit Committee in 2004 were Anneke Dury, Louis ("Lon") O. Normandin, Jack L. Peckham and Humphrey P. Polanen, Committee Chair. In 2005, the members are Jack W. Conner, Louis ("Lon") O. Normandin, Jack L. Peckham and Humphrey P. Polanen, Committee Chair. All Audit Committee members are independent as specified by NASDAQ's listing standards.

The Audit Committee provides oversight of our financial, accounting and reporting process, our system of internal accounting and financial controls, and our compliance with related legal and regulatory requirements, the appointment, engagement, termination and oversight of our independent auditors, including conducting a review of their independency, reviewing and approving the planned scope of our annual audit, overseeing the independent auditor's work, reviewing and pre-approving any audit and non-audit services that may be performed by them, reviewing with management and our independent auditors the adequacy of our internal financial controls, and reviewing our critical accounting policies and the application of accounting principles. Each member of the Audit Committee meets the independence criteria prescribed by applicable law and the rules of the Securities and Exchange Commission for audit committee membership and is independent within the meaning of the NASDAQ listing standards. Each Audit Committee member meets the NASDAQ's financial knowledge requirements. The Audit Committee operates pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC and NASDAQ. A copy of the Audit Committee Charter is attached as Exhibit C to this Proxy Statement. The Audit Committee met six times during 2004.

Audit Committee Financial Expert

The Board of Directors has determined that Mr. Jack W. Conner has: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal control over financial reporting; and (v) an understanding of audit committee functions.

Therefore, the Board has determined that Mr. Jack W. Conner meets the definition of "audit committee financial expert" under the rules of the SEC and is "financially sophisticated" under NASDAQ rules. The designation of a person as an audit committee financial expert does not result in the person being deemed an expert for any purpose, including under Section 11 of the Securities Act of 1933. The designation does not impose on the person any duties, obligations or liability greater than those imposed on any other audit committee member or any other director and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The members of the Corporate Governance and Nominating Committee in 2004 were Anneke Dury, Louis ("Lon") O. Normandin, Humphrey P. Polanen, Kirk M. Rossmann, Charles J. Toeniskoetter and Ranson W. Webster, Committee Chair. In 2005, the members are Louis ("Lon") O. Normandin, Humphrey P. Polanen, Charles J. Toeniskoetter and Ranson W. Webster, Committee Chair. All Committee members are independent under the rules of NASDAQ.

The principal duties of the Corporate Governance and Nominating Committee are the development of corporate governance principles for Commerce Corp, the establishment of requirements and qualifications for Board membership, and the recommendation of candidates for election to Commerce Corp's Board of Directors. The Corporate Governance and Nominating Committee has a charter which is available on the Commerce Corp website and it may be accessed at the following address: www.heritagecommercecorp.com. The Corporate Governance and Nominating Committee met ten times during 2004.

COMPENSATION AND BENEFITS COMMITTEE

The members of the Compensation and Benefits Committee in 2004 were Frank G. Bisceglia, Roy E. Lave, Committee Chair, Jack L. Peckham, Kirk M. Rossmann and Ranson W. Webster. In 2005, the members are Frank G. Bisceglia, Jack L. Peckham, and Ranson W. Webster. All committee members are independent under the rules of NASDAQ.

The Committee is primarily responsible for determining the compensation of directors, executive officers and other officers of Commerce Corp and Heritage Bank of Commerce. For executive officers and directors, the Committee is responsible for evaluating, reviewing and recommending to the Board compensation levels, equity and non-equity incentive compensation, and performance based compensation plans. The Committee also oversees the Commerce Corp welfare benefit plans, retirement benefit plans, all employment and personnel policies and procedures including employment contracts. The Compensation and Benefits Committee met six times during 2004.

LOAN COMMITTEE

The members of the Loan Committee are Frank G. Bisceglia, Committee Chair, James R. Blair, Jack W. Conner, Roy E. Lave, Robert Moles, Louis ("Lon") O. Normandin, and Charles J. Toeniskoetter. The Loan Committee is responsible for the approval and supervision of loans and the development of Commerce Corp's loan policies and procedures. The Loan Committee met thirty-four times during 2004.

FINANCE AND INVESTMENT COMMITTEE

The members of the Finance and Investment Committee are Anneke Dury, Committee Chair, Frank G. Bisceglia, James R. Blair, Jack W. Conner, Richard L. Conniff, and William J. Del Biaggio, Jr.

The Finance and Investment Committee is responsible for the development of policies and procedures related to liquidity and asset-liability management, supervision of Commerce Corp's investments and preparation of Commerce Corp's annual budget. The Finance and Investment Committee met twelve times during 2004.

STRATEGIC ISSUES COMMITTEE

The members of the Strategic Issues Committee in 2004 were Frank G. Bisceglia, Richard L. Conniff, William J. Del Biaggio, Jr., Anneke Dury, Roy E. Lave, Charles J. Toeniskoetter, Committee Chair. In 2005, the members are James R. Blair, Jack W. Conner, Richard L. Conniff, William J. Del Biaggio, Jr., Anneke Dury, Robert Moles, Charles J. Toeniskoetter, Committee Chair, and Ranson W. Webster.

The principal duties of the Strategic Issues Committee are to provide oversight and guidance to Senior Management regarding the strategic direction of Commerce Corp, including development of the overall Strategic Business Plan. The Strategic Issues Committee met one time during 2004.

DIRECTOR ATTENDANCE AT BOARD MEETINGS

During 2004, Commerce Corp's Board of Directors held twelve regular meetings and four special meetings. Each director attended at least 75 percent of the aggregate of: (1) the total number of meetings of the Board of Directors; and (2) the total number of meetings of Board committees on which that director served.

COMPLIANCE WITH SECTION 16(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires Commerce Corp's directors, executive officers and persons who own more than ten percent of a registered class of Commerce Corp's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Commerce Corp. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish Commerce Corp with copies of all Section 16(a) forms they file.

To Commerce Corp's knowledge, based solely on review of the copies of such reports furnished to Commerce Corp and written representations that no other reports were required, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with during the year ended December 31, 2004, except that Kenneth Corsello and Lawrence McGovern inadvertently filed one late report with regard to a filing for the grant of stock options under the 1994 Stock Option Plan.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

There are no existing or proposed material transactions between Commerce Corp and any of Commerce Corp's directors, executive officers, nominees for election as a director, or the immediate family or associates of any of the foregoing persons.

INDEBTEDNESS OF MANAGEMENT

Some of Commerce Corp's directors and executive officers, as well as their immediate family and associates, are customers of, and have had banking transactions with, Commerce Corp's subsidiary Heritage Bank of Commerce (the "Bank") in the ordinary course of business, and the Bank expects to have such ordinary banking transactions with these persons in the future. In the opinion of management of Commerce Corp and the Bank, all loans and commitments to lend included in such transactions were made in the ordinary course of business on the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness, and do not involve more than the normal risk of collectability or present other unfavorable features. Loans to individual directors and officers must comply with the Bank's lending policies and statutory lending limits. In addition, prior approval of the Bank's Board of Directors is required for all such loans.

EXECUTIVE COMPENSATION

The following table provides for the periods shown summary information concerning compensation paid or accrued by us or on behalf of our Chief Executive Officer and each of our four highest paid executive officers and two former executive officers (collectively referred to as the "named executive officers").

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Annual Compensation			Long Term Compensation			All Other Compensation (3)(4)
		Salary (1)	Bonus (1)	Other Annual Compensation (2)	Awards		Payouts	
					Restricted Stock Awards	Options / SARs#	LTIP Payouts	
William J. DelBiaggio, Jr. Chairman and Interim Chief Executive Officer	2004	$ 135,000	$ 65,578	$ 12,547	---	---	---	$ 4,875
Brad L. Smith (5) Former CEO Heritage Commerce Corp	2004	$ 75,117	$ 70,000	$ 34,821	---	10,000	---	$ 1,124,384
	2003	$ 220,000	$ 50,500	$ 12,700	---	---	---	$ 6,500
	2002	$ 220,000	$ 52,000	$ 8,400	---	7,500	---	$ 7,500
Richard L. Conniff President and COO Heritage Commerce Corp	2004	$ 204,166	$ 60,000	$ 9,708	---	10,000	---	$ 6,604
	2003	$ 200,000	$ 45,000	$ 9,100	---	---	---	$ 6,500
	2002	$ 200,000	$ 46,000	$ 9,100	---	7,500	---	$ 7,500
Kenneth A. Corsello Executive Vice President/ Chief Credit Officer	2004	$ 153,833	$ 33,465	$ 7,407	---	7,500	---	$ 5,345
	2003	$ 145,500	$ 31,600	$ 7,100	---	---	---	$ 5,137
	2002	$ 132,200	$ 39,700	$ 6,800	---	7,000	---	$ 5,500
Philip L. Griffin (6) Former EVP/ Chief Information Officer	2004	$ 129,190	$ 33,657	$ 11,210	---	3,000	---	$ 131,710
	2003	$ 146,300	$ 30,700	$ 3,700	---	---	---	$ 4,857
	2002	$ 138,333	$ 38,100	$ 600	---	5,000	---	$ 5,600
Lawrence D. McGovern Executive Vice President/ Chief Financial Officer	2004	$ 171,833	$ 35,765	$ 10,278	---	7,500	---	$ 5,795
	2003	$ 155,500	$ 35,200	$ 8,700	---	---	---	$ 5,400
	2002	$ 152,500	$ 42,100	$ 8,200	---	9,000	---	$ 6,100

(1) Amounts shown include cash compensation earned and received by executive officers.

(2) Amounts include an automobile allowance pursuant to the terms of each executive officer's employment, payments for unused vacation and insurance benefits. Commerce Corp pays the cost of premiums on life insurance policies insuring all employees, including executive officers, for coverage of approximately two times their annual salaries. The policies are payable to the officer's designated beneficiary(ies). In addition, Commerce Corp provides certain incidental personal benefits to executive officers. The incremental cost to Commerce Corp of providing such benefits to each executive officer named above did not, for the fiscal year ended December 31, 2004, exceed the lesser of $50,000 or ten percent of the salary and bonus paid to such officer.

(3) Amounts include an employer matching contribution under Commerce Corp's 401(k) plan, and include all severance pay, if any.

(4)   Amounts include Employee Stock Ownership Plan contributions for William J. Del Biaggio, Jr., Brad L. Smith, Richard L. Conniff, Kenneth A. Corsello, Philip L. Griffin and Lawrence D. McGovern totaling $3,375, zero, $5,104, $3,845, zero and $4,295, respectively.

(5)   Resigned his position with Commerce Corp on May 4, 2004. Other Compensation includes severance pay pursuant to an employment agreement and acceleration of certain retirement benefits related to a Supplemental Employee Retirement Plan.

(6)   Resigned his position with Commerce Corp on November 16, 2004. Other Compensation includes severance pay pursuant to an employment agreement and acceleration of certain retirement benefits related to a Supplemental Employee Retirement Plan.

STOCK OPTION PLAN

In 1994, the Board of Directors adopted the Heritage Bank of Commerce 1994 Tandem Stock Option Plan (the "1994 Plan") in order to promote the long-term success of the Bank and the creation of shareholder value. In 1998, the 1994 Plan was restated and adopted by Commerce Corp as the successor corporation to Heritage Bank of Commerce. The 1994 Plan expired on June 8, 2004. As a result, in 2004 the Board of Directors adopted the Heritage Commerce Corp 2004 Stock Option Plan ("2004 Plan"), which obtained shareholder approval in 2004. The 1994 Plan and the 2004 Plan authorize Commerce Corp to grant stock options to officers, employees and directors of Commerce Corp and its affiliates.

The following table shows options granted in 2004 to executive officers named in the Summary Compensation Table. The grant date present value dollar amount was computed in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

OPTION GRANTS IN LAST FISCAL YEAR

Name	Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value $ [1]
Richard L. Conniff	10,000	5.00%	$13.35	4/22/2014	$133,500
Kenneth A. Corsello	7,500	4.07%	$14.11	5/27/2014	$105,825
Philip L. Griffin	3,000	1.63%	$14.11	5/27/2014	$42,330
Lawrence D. McGovern	7,500	4.07%	$14.11	5/27/2014	$105,825
Brad L. Smith	10,000	5.00%	$13.35	4/22/2014	$133,500

The following table delineates options exercised by the named Executive Officers and the value of their unexercised options at December 31, 2004:

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[1] In accordance with Securities and Exchange Commission rules, the Black-Scholes option pricing model was used to estimate the Grant Date Present Value assuming (i) an expected volatility of 27%; (ii) a risk-free interest rate of 1.19%; and (iii) an option term of 7 years. This is a theoretical value for stock options. The actual value of the options will depend on the market value of Common Stock when the options are exercised.

AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Shares acquired on exercise (#)	Value realized ($) (1)	Number of unexercised options at Year End	Value of unexercised in-the-money options at Year End (2)
			Exercisable/ Unexercisable	Exercisable/ Unexercisable
Smith	96,839	296,490	N/A	N/A
DelBiaggio	N/A	N/A	18,954/3,396	$179,200/$35,700
Conniff	N/A	N/A	75,072/11,828	$692,300/$84,200
Corsello	8,005	25,171	3,818/8,677	$31,800/$53,200
Griffin	N/A	N/A	13,560/ N/A	$124,900/ N/A
McGovern	N/A	N/A	56,667/9,333	$539,700/$59,400
McGrath	13,000	83,850	17,747/4,253	$199,500/$20,900

(1) The fair market value of our common stock on the date of exercise minus the exercise price.

(2) The fair market value of our common stock on December 31, 2004 was $19.02. The values in this table represent the fair market value of our common stock minus the exercise price.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth the number and weighted-average exercise price of securities to be issued upon exercise of outstanding options, warrants and rights, and the number of securities remaining available for future issuance under equity compensation plans, at December 31, 2004:

Plan category	No. of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	No. of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securities holders	986,975 (1)	$10.23	276,500
Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1) Consists of 963,475 options to acquire shares of common stock issued under Commerce Corp's 1994 Stock Option Plan, and 23,500 options under the 2004 Plan.

401(k) Plan

The Board of Directors has established an employee benefit plan under Section 401(k) of the Internal Revenue Code of 1986. The purpose of the 401(k) plan is to encourage employees to save for retirement. Eligible employees may make contributions to the plan subject to the limitations of Section 401(k) of the Internal Revenue Code as amended. The Plan trustees administer the Plan. Commerce Corp matches the first $1,500 of each employee's contributions. For named executive officers, these amounts are included in the Summary Compensation Table under "All Other Compensation."

Employee Stock Ownership Plan

In 1997, Heritage Bank of Commerce initiated an employee stock ownership plan ("Stock Ownership Plan"). The Stock Ownership Plan was subsequently adopted by Commerce Corp as the successor corporation to Heritage Bank of Commerce. The Stock Ownership Plan allows Commerce Corp, at its option, to purchase shares of Commerce Corp Common Stock on the open market and award those shares to certain employees. To be eligible to receive an award of shares under the Stock Ownership Plan, an employee must have worked at least 1,000 hours during the year and must be employed by Commerce Corp on December 31. Awards under the Stock Ownership Plan generally vest over four years. During 2004, Commerce Corp contributed $450,000 to the Stock Ownership Plan, with contributions to William J. Del Biaggio, Jr., Brad L. Smith, Richard L. Conniff, Kenneth A. Corsello, Philip L. Griffin and Lawrence D. McGovern totaling $3,375, zero, $5,104, $3,845, zero and $4,295, respectively. These amounts are included in the Summary Compensation Table in the column entitled "All Other Compensation."

Employment Contracts

Richard L. Conniff, President and Chief Operating Officer of Commerce Corp, is employed under the terms of a written three-year employment contract dated August 20, 2001 which provides for the following as of December 31, 2004: base salary of $205,000 per year; bonuses paid based upon the performance of Commerce Corp awarded in the sole discretion of the Board of Directors; a car allowance; insurance; and severance compensation benefits in the event Commerce Corp terminates Mr. Conniff's employment without cause. If Mr. Conniff's employment is terminated without cause, he will be entitled to a severance package that includes a payment equal to his base salary, auto allowance and average annual performance bonus (as defined in his agreement), medical and life insurance. If Mr. Conniff's employment is terminated without cause or terminates at his election as a result of a material change in his compensation, benefits, title, responsibility or location and such termination occurs within 60 days before or twelve months following a change of control, he will be entitled to an amount equal to two times his base salary, auto allowance and average annual performance bonus, medical insurance benefits and life insurance benefits.

Kenneth A. Corsello, Executive Vice President and Chief Credit Officer of Commerce Corp, is employed under the terms of a written three-year employment contract dated May 11, 2001 which provides for the following as of December 31, 2004: base salary of $155,000 per year, which was increased for 2005 to $170,000; bonuses paid based upon the performance of Commerce Corp awarded in the sole discretion of the Board of Directors; a car allowance; insurance; and severance compensation benefits in the event Commerce Corp terminates Mr. Corsello's employment without cause.

Lawrence D. McGovern, Executive Vice President and Chief Financial Officer of Commerce Corp, is employed under the terms of a written three-year employment contract dated July 16, 1998 which is renewable annually and provides for the following as of December 31, 2004: base salary of $175,000 per year, which was increased for 2005 to $170,000; bonuses paid based upon the performance of Commerce Corp, awarded in the sole discretion of the Board of Directors; a car allowance; and in the event Commerce Corp terminates Mr. McGovern's employment without cause, he will be entitled to a severance package that includes a payment equal to his base salary, auto allowance and average annual performance bonus (as defined in his agreement); provided however, if termination results from a change in control, he would be entitled to one and one half times these amounts.

Pursuant to the terms of a written employment agreement between Commerce Corp and Brad L. Smith, Mr. Smith received severance compensation in the amount of $1,122,884 upon termination of his employment on May 4, 2004. This amount is set forth in the Summary Compensation Table in the column labeled "All Other Compensation."

Pursuant to the terms of a written employment agreement between Commerce Corp and Philip L. Griffin, Mr. Griffin received severance compensation in the amount of $130,660 upon termination of his employment on November 16, 2004. This amount is set forth in the Summary Compensation Table in the column labeled "All Other Compensation."

Supplementary Retirement Plan for Directors and Executive Officers

Commerce Corp has a supplemental retirement plan (the "Plan") covering key executives and directors. The Plan is a nonqualified defined benefit plan and is unsecured and unfunded and there are no Plan assets. Commerce Corp has purchased insurance on the lives of the directors and executive officers who participate in the Plan and intends to use the cash values of those policies ($26,303,000 and $25,273,000 at December 31, 2004 and 2003, respectively) to pay the retirement obligations that accrue pursuant to the plan. Commerce Corp's total accrued pension obligation was $7,745,000 and $4,129,000 as of December 31, 2004 and 2003, respectively. The formula by which benefits are determined for the executive officers and directors who participate in the Plan is based on a combination of the individual's position within Commerce Corp, their age at the time when their retirement benefits become fully vested, and the amount of their benefits available under a previous non-qualified defined contribution plan. The estimated annual benefits payable upon retirement at normal retirement age for Richard L. Conniff, Kenneth A. Corsello, William J. Del Biaggio, Jr., Philip L. Griffin, Lawrence D. McGovern, and Brad L. Smith are $100,000, $47,508, $11,000, $8,794, $68,291, $125,000, respectively. The death benefit for participants in the Plan is an endorsement to the individual's beneficiaries of 80% of the net-at-risk insurance amount (i.e., the amount of the death benefit in excess of cash value of the underlying insurance policy).

Director Fees and Director Fee Deferral Plan

During 2004, Commerce Corp paid retainers and fees to non-employee directors. In January 2003, the Board changed its compensation to non-employee directors to bring it more in line with that of comparable banking institutions. Beginning in January 2003, non-employee directors were paid a monthly retainer of $2,000 and $500 for each Board committee meeting attended. Total fees paid to non-employee directors in 2004 were $446,000.

An option of the director compensation program is the deferral of fees ("Deferral Plan"). Under the Deferral Plan, a participating director may defer up to 100% of his or her board fees into the Deferral Plan for up to ten years from the date of the first deferral. Amounts deferred earn interest at the rate of 8% per annum. The director may elect a distribution schedule of up to ten years, with interest accruing (at the same 8%) on the declining balance. A participating director is eligible to begin receiving benefits upon retirement.

Commerce Corp has purchased life insurance policies on the lives of directors who participate in the Deferral Plan. It is expected that the earnings on these policies will offset the cost of the program. In addition, Commerce Corp will receive death benefit payments upon the death of the director. The proceeds will permit Commerce Corp to "complete" the Deferral Plan as the director originally intended if the director dies prior to the completion of the Deferral Plan. The disbursement of deferred fees is accelerated at death and commences one month after the director dies.

In the event of the director's disability prior to attainment of his benefit eligibility date, the director may request that the Board permit him to receive an immediate disability benefit equal to the annualized value of the director's deferral account.

To date, two of the directors are currently deferring their fees. For the years 2002, 2003 and 2004, Commerce Corp accrued expenses of $54,000, $75,000 and $75,000, respectively, to account for its obligation to pay deferred fees.

Compensation Committee Report

The Compensation and Benefits Committee, in accordance with applicable requirements, has provided the following report to the Board of Directors of Commerce Corp.

Report on Senior Executive Compensation
by the Compensation and Benefits Committee of the Board of Directors

Overview

The objectives of the Heritage Commerce Corp (the "Company") executive compensation policies are to ensure that executives are provided incentives and compensated in a way that advances both short- and long-term interests of shareholders while also ensuring that Commerce Corp is able to attract and retain qualified executive management. To these ends the Committee seeks to align executive compensation with Commerce Corp's performance and to motivate executive officers to achieve Commerce Corp's business objectives. Commerce Corp approaches these objectives through three key components:

- base salary

- a performance-based annual bonus payable in cash

- periodic grants of long-term stock-based compensation through stock options

Annual Base Salaries

Each year the performance of all executive officers is reviewed by the Chief Executive Officer and recommended salary adjustments are reviewed by the Committee. When reviewing these recommendations, the Committee takes several factors into account, including the executive's experience, responsibilities, management abilities and job performance, as well as the performance of Commerce Corp as a whole and current market conditions. The Committee also reviews compensation surveys and other data to enable the Committee to compare Commerce Corp's compensation packages with those of similarly-situated companies in the banking industry. The base salaries paid to Richard L. Conniff, Kenneth A. Corsello, and Lawrence D. McGovern are pursuant to existing contracts.

Annual Incentive Compensation

Commerce Corp established a bonus plan for its five highest paid executive officers for 2004. These executives are eligible for target bonuses which are expressed as a percentage of their respective base salaries which increase as the level of performance of established goals increases. The bonuses are tied directly to the satisfaction of overall Company performance for the year. Early in 2004 management presented to the Committee performance goals based on the 2004 budget. For 2004 Commerce Corp performance goals ("Performance Goals") were established for:

- net income

- return on equity

- growth of total assets

- loan growth

For each Performance Goal, a threshold, target and maximum performance measure is established. Each goal is given a weighting with net income having the most significant weighting. Commerce Corp must satisfy a Performance Goal at the threshold level before any bonus may be paid. If not all of the Performance Goals are satisfied at the threshold level, then those Performance Goals that are satisfied at the threshold level are weighted and a partial payment of the bonus will be paid for satisfying some, but not all of the Performance Goals. As Performance Goals meet or exceed the threshold, target and maximum performance levels, the participants earn a greater percentage of their base salary as a bonus. The Committee agreed that notwithstanding the satisfaction of the Performance Goals, if the return on equity for 2004 does not meet the Performance Goal threshold no bonus will be paid. The maximum bonus that may be paid varies from 90% of base salary for the chief executive officer, 60% of base salary for the chief operating officer to 50% for the other executives. In addition to a performance bonus based on the achievement of the Performance Goals, the Committee has the discretion to award up to 15% of an executive's base salary for performance related to the completion of personal objectives established for the executive either by the chief executive officer or the Board throughout the year.

Upon completion of the year end financial statements, the chief executive officer and chief operating officer will prepare an analysis of the achievement of the quantitative measures for the year and make recommendations for bonuses for quantitative measures for each executive. These results will be presented to the Committee and upon the Committee's approval the bonuses are paid. The Committee may exercise its judgment whether to reflect or exclude the impact of unusual or infrequently occurring events reported in Commerce Corp's public filings. In this regard, the Committee considered the pro forma effect on certain of the Performance Goals resulting from the change in corporate management that took place earlier in 2004, the restructuring of Commerce Corp' management and severance expenses that resulted from the restructure. Based on the pro forma adjustments all of the Performance Goals for 2004 were satisfied and bonuses were paid to the participating executives.

Long Term Incentive Compensation

The Committee believes that employee stock ownership is a significant incentive in building shareholder wealth and aligning the interests of employees and shareholders. Stock options will only have value if Commerce Corp's stock price increases. In addition, Commerce Corp utilizes vesting periods for stock options to encourage key employees to continue in Commerce Corp's employ.

The Board of Directors adopted Commerce Corp's 2004 Stock Option Plan and the shareholders approved the plan at the 2004 Annual shareholders Meeting (the "2004 Stock Option Plan"). The 2004 Stock Option Plan was adopted to replace Commerce Corp's 1994 Tandem Stock Option Plan. The 2004 Stock Option Plan will assist Commerce Corp in attracting, retaining and rewarding valued employees and directors by offering them a greater stake in Commerce Corp's success and to encourage ownership in Company stock by these employees and directors. The Committee administers the 2004 Stock Option Plan on behalf of the Board of Directors with regard to executive officers and has discretion to determine which individuals are eligible to receive option awards, the time or times when the option awards are to be made, the number of shares subject to each award, the status of any grant as either an incentive stock option or a non-qualified stock option, the vesting schedule in effect for the option award, the term for which any option is to remain outstanding and the other principal terms and conditions of each option. Generally, stock options recommended by the Committee have an exercise price equal to the fair market value of a share on the day the options are granted. The options generally vest within one to four years and expire ten years after the date of grant, contingent on the employee's continued employment with Commerce Corp. Each year Commerce Corp's Chief Executive Officer will make periodic recommendations with respect to the level of stock options to be granted to each eligible employee, and the Committee reviews and approves those recommendations based on a variety of factors related to the recognition of contributions or potential contributions to the business interests of Commerce Corp. Commerce Corp has established a policy for determining the range of options that may be granted employees including the executive officers, based on the position of the employee within Commerce Corp and the purpose of the grant (i.e., hiring, performance or retention)

Compensation of Chief Executive Officer

On May 4, 2004, William J. Del. Biaggio, Jr. was appointed Chairman of the Board and interim Chief Executive Officer under the terms of a settlement agreement reached between Commerce Corp and certain shareholders who commenced a proxy contest in connection with the 2004 Annual Shareholders meeting. At the time of his appointment Mr. Del Biaggio agreed to a salary and bonus package at an annual rate of $145,000 and a potential bonus of up to 35% of his base salary. On September 30, 2004, the Board of Directors approved the increase of Mr. Del Biaggio's salary to $150,000 per year plus a bonus of $12,500 per month to be paid until the earlier of December 31, 2004 or the appointment of a permanent Chief Executive Officer.

Commerce Corp is currently conducting a search for a Chief Executive Officer. The compensation to be paid to the new chief executive officer will be a matter of negotiation between the prospective candidate and Commerce Corp.

Independent Consultant

In 2005 the Committee intends to engage an independent consultant to review and make recommendations on the entire executive compensation program for Commerce Corp.

> Heritage Commerce Corp.
> Compensation and Benefits Committee
> Frank G. Bisceglia
> Roy E. Lave, Chairman
> Jack L. Peckham
> Kirk M. Rossmann
> Ranson Webster

The Compensation Committee report on executive compensation shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and shall not otherwise be deemed filed under these acts.

Compensation and Benefits Committee Interlocks and Insider Participation

During 2004 Richard L. Conniff, Commerce Corp's President and Chief Operating Officer, served on the Board's Compensation and Benefits Committee. Mr. Conniff resigned from the Committee effective February 2, 2004. The Compensation and Benefits Committee is responsible for recommending changes in executive officer salaries and other forms of compensation to Commerce Corp's Board of Directors. Mr. Conniff did not participate as a voting member of the Compensation and Benefits Committee or the Board of Directors with respect to matters related to their own compensation.

PERFORMANCE GRAPH

The following graph compares the stock performance of Commerce Corp from December 31, 1999 to December 31, 2004, to the performance of several specific industry indices. The performance of the S&P 500 index, Nasdaq Stock Index and Nasdaq Bank Stocks were used as comparisons to Commerce Corp's stock performance. Management believes that a performance comparison to these indices provides meaningful information and has therefore included those comparisons in the following graph.



	Period Ending					
Index	**12/31/99**	**12/31/00**	**12/31/01**	**12/31/02**	**12/31/03**	**12/31/04**
Heritage Commerce Corp*	100.00	63.60	53.62	59.40	84.56	130.76
S&P 500*	100.00	89.86	78.14	59.88	75.68	82.49
NASDAQ - Total US*	100.00	60.71	47.93	32.82	49.23	53.46
NASDAQ Bank Index*	100.00	114.67	126.35	131.93	171.42	190.26

* - Source: SNL Financial Bank Information Group

(434) 977-1600

33

PROPOSAL IV

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the 2005 Annual Meeting of Shareholders, the following resolution will be subject to ratification by a simple majority vote of the shares represented at the meeting:

> RESOLVED, that the selection of Deloitte & Touche, LLP as the independent registered public accounting firm of Heritage Commerce Corp for the fiscal year ending December 31, 2005 is hereby ratified.

If ratification is not achieved, the selection of an independent registered public accounting firm will be reconsidered and made by the Audit Committee. Even if the selection is ratified, the Audit Committee reserves the right and, in its discretion, may direct the appointment of any other independent registered public accounting firm at any time if the Audit Committee decides that such a change would be in the best interests of the Corporation and its shareholders.

The services provided by Deloitte & Touche, LLP include the examination and reporting of the financial status of Commerce Corp. These services have been furnished at customary rates and terms. There are no existing direct or indirect agreements or understandings that fix a limit on current or future fees for these audit services.

A representative of Deloitte & Touche, LLP is expected to attend the 2005 Annual Meeting of Shareholders. The representative will have the opportunity to make a statement, if he or she desires, and is expected to be available to respond to appropriate shareholder inquiries.

Audit Committee Report

In accordance with its written charter adopted by Heritage Commerce Corp's Board of Directors (Board), the Heritage Commerce Corp Audit Committee (Committee) assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and financial reporting practices of Commerce Corp. During fiscal 2004, the Committee met six times, and the Committee chair, as representative of the Committee, discussed the interim financial information contained in each quarterly earnings announcement with the CFO, controller and independent auditors prior to public release.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and Commerce Corp that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of Commerce Corp's internal controls and the internal audit functions, organization, responsibilities, budget and staffing. The Committee reviewed with both the independent and the internal auditors their audit plans, audit scope, and identification of audit risks.

The Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Committee also discussed the results of the internal audit examinations.

The Committee reviewed the audited financial statements of Commerce Corp as of and for fiscal year ended December 31, 2004 with management and the independent auditors. Management has the responsibility for the preparation of Commerce Corp's financial statements and the independent auditors have the responsibility for the examination of those statements.

Based on the above-mentioned review and discussion with management and the independent auditors, the Committee recommended to the Board that Commerce Corp's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, for filing with the Securities and Exchange Commission. The Committee also recommended the reappointment, subject to shareholder approval, of the independent auditors and the Board concurred in such recommendation.

> Jack W. Conner
> Anneke Dury
> Humphrey P. Polanen, Chairman
> Louis ("Lon") O. Normandin
> Jack L. Peckham

March, 2005

The Audit Committee report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Act of 1934, and shall not otherwise be deemed filed under these acts.

Independent Registered Public Accounting Firm Fees

The following table summarizes the aggregate fees billed to Heritage Commerce Corp by the independent auditor:

Category of Services	Fiscal Year 2003	Fiscal Year 2004
Audit Fees (1)	$266,000	$567,000
Audit-Related Fees (2)	36,000	32,000
Tax Fees (3)	63,000	171,000
All Other Fees (4)	10,000	-0-
Total accounting fees	375,000	$770,000

(1) Fees for audit services for 2004 and 2003 consisted of the audit of Commerce Corp's annual financial statements, review of financial statements included in Commerce Corp's Quarterly Reports on Form 10-Q, and consents and other services related to Securities and Exchange Commission ("SEC") matters. For 2004, this also included the attestation assessment related to management's assertion on the effectiveness of Commerce Corp's financial reporting controls as required by section 404 of the Sarbanes-Oxley Act 0f 2002.

(2) Fees for audit related services for 2004 and 2003 consisted of financial accounting and reporting consultations and audits of Commerce Corp's employee benefit plans.

(3) Fees for tax services for 2004 and 2003 consisted of tax compliance and tax planning and advice.

- Fees for tax compliance services totaled $156,000 and $53,000 in 2004 and 2003, respectively. Tax compliance services are those rendered based upon facts already in existence or transactions that have already occurred to document, compute, and obtain government approval for amounts to be included in tax filings. Such services consisted primarily of federal and state income tax return assistance and assistance with tax credits.

- Fees for tax planning and advice services totaled $15,000 and $10,000 in 2004 and 2003, respectively. Tax planning and advice services are those rendered with respect to proposed transactions or that alter a transaction to obtain a particular tax result. Such services consisted of planning related to bank owned life insurance, certain tax credits and deferred compensation planning.

(4)   Fees for all other services in 2003 consisted of permitted non-audit services related to corporate governance matters.

The ratio of tax planning and advice fees and all other fees to audit fees, audit related fees and tax compliance fees was 2.9% and 5.6% for 2004 and 2003, respectively.

In considering the nature of the services provided by the independent registered public accounting firm, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with the independent registered public accounting firm and Company management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the Securities and Exchange Commission to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

Approval Policy

The services performed by the independent registered public accounting firm in 2004 were approved in accordance with the approval policies and procedures adopted by the Audit Committee. This policy describes the permitted audit, audit-related, tax, and other services (collectively, the "Disclosure Categories") that the independent registered public accounting firm may perform. The policy requires a description of the services expected to be performed by the independent registered public accounting firm in each of the Disclosure Categories be presented to the Audit Committee for approval.

Services provided by the independent auditors were approved following the policies and procedures of the Audit Committee.

Any requests for audit, audit-related, tax, and other services not previously approved must be submitted to the Audit Committee for specific approval and cannot commence until such approval has been granted. Normally, approval is provided at regularly scheduled meetings. However, the authority to grant specific approval between meetings, as necessary, has been delegated to the Chairman of the Audit Committee. The Chairman must update the Audit Committee at the next regularly scheduled meeting of any services that were granted specific approval.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE PROXY HOLDERS INTEND TO VOTE ALL PROXIES THEY HOLD IN FAVOR OF APPROVING THE RATIFICATION OF DELOITTE & TOUCHE, LLP AS COMMERCE CORP'S AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005 (UNLESS THE SHAREHOLDERS DIRECT OTHERWISE). YOU ARE URGED TO VOTE FOR PROPOSAL 4: TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE, LLP TO SERVE AS COMMERCE CORP'S AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005.

Other Business

If any matters not referred to in this Proxy Statement come before the meeting, including matters incident to the conduct of the meeting, the proxy holders will vote the shares represented by proxies in accordance with their best judgment. Management is not aware of any other business to come before the meeting and, as of the date of the preparation of this Proxy Statement, no shareholder has submitted to management any proposal to be acted upon at the meeting.

Shareholder Proposals

Under certain circumstances, shareholders are entitled to present proposals at shareholders' meetings, provided that the proposal is presented in a timely manner and in a form that complies with applicable regulations. Any shareholder proposals intended to be presented for consideration at the 2006 Annual Meeting of Shareholders, and to be included in Commerce Corp's Proxy Statement for that meeting, must be received by Commerce Corp no later than December 9, 2005 in a form that complies with applicable regulations. Shareholder proposals are subject to regulation under Federal securities laws.

A copy of Commerce Corp's annual report on Form 10-K (excluding exhibits) is being sent to shareholders along with this Proxy Statement. To obtain an additional copy without charge, please contact Rebecca Levey at (408) 947-6900.

HERITAGE COMMERCE CORP

Rebecca A. Levey
Corporate Secretary

San Jose, California
April 5, 2005

EXHIBIT A

HERITAGE COMMERCE CORP

PROPOSED AMENDMENTS TO BYLAWS

Section 2.9 is hereby amended by deleting subparagraph (b). Section 2.9 shall read in its entirety as follows:

2.9   Nomination, Election and Term of Office.

(a)   Nomination for election of directors may be made by the Board of Directors or by any holder of any outstanding class of capital stock of the Corporation entitled to vote for the election of directors. Notice of intention to make any nominations shall be made in writing and shall be delivered or mailed to the President of the Corporation not less than 21 days nor more than 60 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days' notice is given to shareholders, such notice of intention to nominate shall be mailed or delivered to the President of the Corporation not later than the close of business on the tenth day following the day on which the notice of such meeting is sent by third class mail (if permitted by law), no notice of intention to make nominations shall be required. Such notification shall contain the following information to the extent known to the notifying shareholder:

(1)   the name and address of each proposed nominee;

(2)   the principal occupation of each proposed nominee;

(3)   the number of shares of capital stock of the Corporation owned by each proposed nominee;

(4)   the name and residence address of the notifying shareholder;

(5)   the number of shares of capital stock of the Corporation owned by the notifying shareholder;

(6)   the number of shares of capital stock of any bank, bank holding company, savings and loan association or other depository institution owned beneficially by the nominee or by the notifying shareholder and the identities and locations of any such institutions;

(7)   whether the proposed nominee has ever been convicted of or pleaded nolo contendere to any criminal offense involving dishonesty or breach of trust, filed a petition in bankruptcy or been adjudged bankrupt; and

(8)   a statement regarding the nominee's compliance with Section 2.3 of these Bylaws.

Nominations not made in accordance herewith may, in the discretion of the Chairman of the meeting, be disregarded and upon the Chairman's instructions, the inspectors of election can disregard all votes cast for each nominee. A copy of this paragraph shall be set forth in a notice to shareholders of any meeting at which directors are to be elected.

(b)   Directors shall be elected at each annual meeting of the shareholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

Section 2.10 is hereby amended to read in its entirety as follows:

2.10   Removal.

(a)   Any or all of the directors may be removed without cause if such removal is approved by the affirmative vote of a majority of the outstanding shares entitled to vote at an election of directors, subject to the following:

(1)   No director may be removed (unless the entire board is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director's most recent election were then being elected.

(2)   When by the provisions of the Articles the holders of the shares of any class or series, voting as a class or series, are entitled to elect one or more directors, any director so elected may be removed only by the applicable vote of the holders of the shares of that class or series.

(b)   Any reduction of the authorized number of directors or amendment reducing the number of classes of directors does not remove any director prior to the expiration of the director's term of office.

EXHIBIT B

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
HERITAGE COMMERCE CORP

Larry D. McGovern and Rebecca A. Levey certify that:

1.   They are the duly elected and acting Executive Vice President and Chief Financial Officer and Secretary, respectively, of Heritage Commerce Corp., a California corporation.

2.   The Restated Articles of Incorporation of this corporation are amended by deleting in its entirety ARTICLE VII.

3.   The foregoing amendment of Restated Articles of Incorporation has been duly approved by the board of directors.

4.   The foregoing amendment of Restated Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, Corporations Code. The total number of outstanding shares entitled to vote with respect to the amendment was _____ common shares. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: April 5, 2005   _____
                                                       Larry D. McGovern
                                                       Executive Vice President
                                                       and Chief Financial Officer

                                                       _____
                                                       Rebecca A. Levey,
                                                       Secretary

EXHIBIT C

HERITAGE COMMERCE CORP

AUDIT COMMITTEE CHARTER

HERITAGE COMMERCE CORP

PREAMBLE

WHEREAS, on **March 16, 2000,** this Board of Directors adopted a charter for the Audit Committee of the Board (the "Charter") and subsequently adopted amendments to the Charter on **March 22, 2001, March 28, 2002 and April 16, 2003**; and

WHEREAS, on July 30, 2002, the Sarbanes Oxley Act of 2002 ("Sarbanes-Oxley") became effective, which amended the Securities Exchange Act of 1934 in certain respects and established certain duties for the audit committees of public companies, and the Securities and Exchange Commission ("SEC") has adopted certain rules and regulations thereunder; and

WHEREAS, NASDAQ has further amended its rules with respect to the composition, duties and responsibilities of the audit committees of public companies; and

WHEREAS, this Board of Directors believes that it is in the best interests of Commerce Corp and its shareholders to adopt amendments to the Charter and to Commerce Corp's practices in relation to its Audit Committee to conform to Sarbanes-Oxley, the rules of the SEC and the amended rules of NASDAQ;

NOW, THEREFORE, BE IT RESOLVED, that the following resolutions be and they hereby are adopted.

AMENDED CHARTER FOR AUDIT COMMITTEE

Adoption of Amended Charter

RESOLVED, that effective as of **March 31, 2004** the amended Charter attached to these resolutions as Annex A (the "Amended Charter") is hereby adopted and approved as the Charter for the Audit Committee of Commerce Corp, which the Committee is directed to follow in the performance of its duties on behalf of Commerce Corp.

Authority of Audit Committee under Amended Charter

FURTHER RESOLVED, that the Audit Committee and each of its members is authorized to communicate directly and/or privately with Commerce Corp's directors, officers, employees, consultants, agents, internal auditors, independent auditors, attorneys-in-fact, counsel and advisors of Commerce Corp and any and all third parties, in the performance of the Committee's functions as set forth in these resolutions and in the Amended Charter.

FURTHER RESOLVED, that Commerce Corp's directors, officers, employees, consultants, agents, internal auditors, independent auditors, attorneys-in-fact, counsel and advisors of Commerce Corp are hereby directed to render full cooperation to the Audit Committee in the performance of its duties as set forth in these resolutions and in the Amended Charter.

FURTHER RESOLVED, that the Chair of the Audit Committee is hereby authorized and empowered to expend corporate funds to retain and secure independent auditors for Commerce Corp and such consultants, advisors, attorneys, investigatory services or other expert advice and assistance, and to fund ordinary administrative expenses of the Audit Committee, as are necessary or appropriate to carry out its duties under these resolutions and the Amended Charter, and in connection therewith the Chair of the Audit Committee is hereby authorized and empowered to sign, execute and deliver any and all such checks, drafts, vouchers, receipts, notes, documents, contracts and any other instruments whatsoever as he or she shall deem appropriate, in the name and on behalf of Commerce Corp.

Indemnification

FURTHER RESOLVED, that each member of the Audit Committee is hereby indemnified by Commerce Corp to the full extent provided by law in connection with any loss, damage, expense, cost, settlement, charge or liability incurred directly or indirectly in connection with the duties and responsibilities of such member under these resolutions and the Amended Charter, as the same may be revised or amended from time to time.

FURTHER RESOLVED, that no revision, amendment, termination or cancellation of such resolutions or the Amended Charter shall be considered a revocation of any indemnity which would exist as to any action or omission of any such person which occurred prior to such revision, amendment, termination or cancellation.

FURTHER RESOLVED, that the foregoing indemnity shall be in addition to any indemnity to which a member of the Audit Committee may be entitled under Commerce Corp's articles of incorporation or by-laws, or under any statute, regulation, policy of insurance, contract or other provisions or arrangements.

Direction to Directors and Officers

FURTHER RESOLVED, that prior to the effective date of the Amended Charter, the Audit Committee is directed to meet with Commerce Corp's Chief Financial Officer, counsel, Controller, Vice President, Audit Liaison Officer, Corporate Compliance Manager and independent auditor, for the purpose of planning the initiation of the Audit Committee's responsibilities under the Amended Charter.

Omnibus Resolutions

FURTHER RESOLVED, that Commerce Corp and its directors and officers are authorized, empowered and directed to do or cause to be done all acts and things deemed necessary or advisable to enable Commerce Corp to comply with Sarbanes-Oxley, the federal securities laws and any requirements of the SEC, and with any requirements of NASDAQ or any other exchange or market on or through which Commerce Corp's securities may now or hereafter be traded or listed for trading, as the same shall exist on the date of the adoption of these resolutions or as the same shall be amended, supplemented or interpreted hereafter, with respect to the matters set forth in these resolutions and in the Amended Charter, including, but not limited to, the filing of the Amended Charter with such bodies, and the distribution or disclosure of the same to any party at such times and in such manner, as may be required by applicable statutes, rules and regulations.

FURTHER RESOLVED, that each of the officers of Commerce Corp, acting in consultation with and under the direction of the Chair of the Audit Committee, be and hereby is authorized, empowered and directed to execute any and all documents and to take any and all actions as are necessary or appropriate to carry out the intent and purposes of any and all of the foregoing resolutions and of the Amended Charter.

Heritage Commerce Corp
Audit Committee Charter

(As adopted/amended by the Board of Directors on March 31 , 2004)

I.   PURPOSE

The purpose of the Audit Committee of the Board of Directors of Heritage Commerce Corp is to (A) assist Board oversight of (a) the integrity of Commerce Corp's financial statements, (b) Commerce Corp's compliance with legal and regulatory requirements, (c) the independent auditor's qualifications and independence, and (d) the performance of Commerce Corp's internal audit function and independent auditors, and (B) prepare the report that the rules of the Securities and Exchange Commission ("SEC" or "Commission") require be included in Commerce Corp's annual proxy statement.

II.   RESPONSIBILITIES OF AUDIT COMMITTEE

The Audit Committee has the specific responsibilities and authority necessary to comply with Rule 10A-3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") relating to: (i) registered public accounting firms, (ii) complaints relating to accounting, internal accounting controls or auditing matters, (iii) authority to engage advisors, and (iv) funding as determined by the Audit Committee, all as described in more detail in the provisions of this Charter.

The Board of Directors recognizes that Commerce Corp's management is responsible for preparing Commerce Corp's financial statements and providing an appropriate system of internal controls, and that independent auditors are responsible for auditing the financial statements and reviewing Commerce Corp's internal controls. In fulfilling these responsibilities, the independent auditors are ultimately accountable to the Audit Committee and management is ultimately accountable to the Audit Committee and the Board of Directors.

Nothing in this Charter should be construed to imply that the Audit Committee is required to provide or does provide any assurance or certification as to Commerce Corp's financial statements or as to its compliance with laws, rules or regulations.

In order to fulfill its oversight responsibility, the Audit Committee must be capable of conducting free and open discussions with management, internal and independent auditors, employees and others regarding the quality of the financial statements and the system of internal controls.

The specific duties of the Audit Committee shall be as follows:

Independent Auditors

1.   Appoint independent auditors, subject, if appropriate, to shareholder ratification, and review and evaluate their performance throughout the year. The evaluation should include the review and evaluation of the lead partner of the independent auditor. In making its evaluation, the audit committee should take into account the opinions of management and Commerce Corp's internal auditors.

2.   Replace independent auditors where the Committee deems it appropriate.

3.   Review and approve fee arrangements for independent auditors.

4.   Ensure the auditor's independence by:

(i)   requiring that the auditors annually submit to the Audit Committee a formal written statement delineating all relationships between the auditors and Commerce Corp;
(ii)   actively engaging in a dialogue with the auditors with respect to any disclosed relationships or services that may impact their objectivity and independence, including the matters required by Independence Standards Board Standard No. 1 Independence Discussions with Audit Committees (as it may be modified or supplemented);
(iii)   reviewing any relationships between the auditors and Commerce Corp, or any other relationship, that may adversely affect the auditors' independence;
(iv)   reviewing and approving any management consulting engagements or any other non-audit services proposed to be undertaken by such auditors on behalf of Commerce Corp; and
(v)   setting clear policies defining the circumstances under which Commerce Corp is permitted to hire former employees of the independent auditors.

5.   Annually require the auditors to confirm in writing their understanding of the fact that they are ultimately accountable to the Audit Committee.

6.   Annually review the auditors' proposed audit plan and approach, as well as staffing and timing of the audit and related matters.

7.   Review, at least annually, the auditor's report on its internal quality controls and any material issues and the steps taken and to be taken to deal with issues raised by the independent auditor's internal quality review, peer review, or inquiry by governmental or professional organizations, at any time within the past five years.

8.   Obtain from management, review and approve, a description of issues and responses whenever a second opinion is proposed by management to be sought from another outside accountant.

9.   Require the auditors to rotate every five years the lead or coordinating audit partner in charge of Commerce Corp's audit and the audit partner responsible for reviewing the audit.

10.   Periodically consider the advisability of rotating the independent audit firm to be selected as Commerce Corp's independent auditors. The audit committee should present its conclusions with respect to the independent auditors to the full Board.

Financial Statements

11.   Review major issues regarding accounting principles and financial statement presentations, including:

(i)   any significant changes in Commerce Corp's selection or application of accounting principles;

(ii)   any major issues as to the adequacy of Commerce Corp's internal controls and any special audit steps adopted in light of material control deficiencies;

(iii)   analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(iv)   the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of Commerce Corp; and

(v)   the type and presentation of information to be included in earnings press releases (paying particular attention to any use of "pro forma," or "adjusted" non-GAAP, information), as well as review any financial information and earnings guidance provided to analysts and rating agencies.

12.   Require Commerce Corp's auditors to timely report to the Committee:

(i)   all critical accounting policies and practices to be used;

(ii)   all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials of the issuer, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the registered public accounting firm; and

(iii)   other material written communications between the registered public accounting firm and the management of the issuer, such as any management letter or schedule of unadjusted differences.

13.   Reviewing all off-balance sheet transactions for compliance with applicable accounting rules and legal disclosure rules.

14.   Conduct with the independent auditors a post-audit, pre-issuance review of Commerce Corp's annual financial statements, the auditors' opinion thereon, and any problems, difficulties or disagreements with management encountered by the auditors during the course of the audit, and management's response, including reviewing with the auditors:

(i)   any restrictions on the scope of the independent auditors' activities or on access to requested information;
(ii)   any accounting adjustments that were noted or proposed by the auditors but were "passed" (as immaterial or otherwise);
(iii)   any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement;
(iv)   any "management" or "internal control" letter issued, or proposed to be issued, by the auditors to Commerce Corp; and
(iv)   the responsibilities, budget and staffing of Commerce Corp's internal audit function.

15.   Discuss the quarterly and annual financial statements with the appropriate officers and/or employees of Commerce Corp and with the independent auditors, including Commerce Corp's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

16.   Discuss with the auditors the matters required to be discussed by relevant auditing standards, including the quality, and not just the acceptability, of the accounting principles and underlying estimates used in the statements.

17.   If the Committee finds the annual financial statements acceptable, to recommend to the Board of Directors that they be included in Commerce Corp's annual report on Form 10-K.

18.   Prepare a report to the shareholders of Commerce Corp in each proxy statement, as required by the rules of the SEC.

19.   Review and discuss with Commerce Corp's financial management and the independent auditors the quarterly earnings releases (paying particular attention to any use of "pro forma," or "adjusted" or other non-GAAP, information), as well as financial information and earnings guidance provided to analysts and rating agencies.

20.   Review the schedule of unrecorded adjustments to Commerce Corp's financial statements and the reasons underlying Commerce Corp's assessment of the immateriality of such adjustments.

21.   Review prior to publication or filing and approve such other Company financial information, including appropriate regulatory filings and releases that include financial information, as the Committee deems desirable.

Internal Accounting and Control Functions

22.   Review the adequacy of Commerce Corp's system of internal accounting and financial control.

23.   Annually review the quality of internal accounting and financial control, the auditors' report or opinion thereon and any recommendations the auditors may have for improving or changing Commerce Corp's internal controls, as well as management's letter in response thereto and any other matters required to be discussed under Statement of Auditing Standards No. 61 (as it may be modified or supplemented).

24.   Discuss policies with respect to Commerce Corp's risk assessment and risk management, and review Commerce Corp's major financial risk exposures and the steps management has taken and proposes to take to monitor and control such exposures. Oversee Commerce Corp's Risk Management Steering Committee.

25.   Appoint and evaluate Commerce Corp's Vice President, Audit Liaison Officer.

26.   Review and approve the budgets and staffing for the Internal Audit Department.

27.   Annually review the results of the Internal Audit Department's reviews and audits.

28.   Review for approval all related party transactions for potential conflict of interest situations. The term "related party transaction" shall refer to transactions required to be disclosed pursuant to SEC Regulation S-K, Item 404.

29.   Review proposed future internal audit plans.

III.   REPORTING RESPONSIBILITIES

30.   Regularly report its activities, concerns, conclusions and recommendations to the Board of Directors, reviewing with the Board any issues that arise with respect to the quality or integrity of Commerce Corp's financial statements, Commerce Corp's compliance with legal or regulatory requirements, the performance and independence of Commerce Corp's independent auditors, or the performance of the internal audit function.

IV.   AUTHORITY OF COMMITTEE

31.   The Audit Committee and each of its members may communicate directly and/or privately with Commerce Corp's directors, officers, employees, consultants, agents, internal auditors, independent auditors, attorneys-in-fact, counsel and advisors, and any and all third parties, and require the full cooperation of all such persons, in the performance of the Committee's functions.

32.   The Committee may cause an investigation to be made into any matter within the scope of its responsibilities under this Charter as the Committee deems necessary, or as otherwise authorized, requested or directed by the Board of Directors. The Committee

may require Company personnel to assist in any such investigation, and may engage independent resources to assist in such investigations as it deems necessary.

33. The Chair of the Audit Committee is authorized and empowered to expend corporate funds to retain and secure independent auditors for Commerce Corp and such consultants, advisors, attorneys, investigatory services or other expert advice and assistance, and to fund ordinary administrative expenses of the Audit Committee, as are necessary or appropriate to carry out its duties under these resolutions and this Charter, including the authority and power to sign, execute and deliver any and all such checks, drafts, vouchers, receipts, notes, documents, contracts and any other instruments whatsoever as he or she shall deem appropriate, in the name and on behalf of Commerce Corp.

V. **COMMITTEE MEMBERSHIP**

34. The membership of the Audit Committee shall consist of three or more directors, each of whom shall:

(i)   have been appointed by the Board of Directors; and
(ii)   have been determined by the Board of Directors to fulfill the requirements for membership on the Committee as provided in the federal securities laws, the rules of the SEC thereunder and the rules of NASDAQ, as such provisions may be amended from time to time.

35. No member of the Audit Committee, including the Chair, may simultaneously serve on the audit committee of more than two other corporations besides Commerce Corp, unless the Board of Directors determines that such simultaneous service would not impair the director's ability to effectively serve on Commerce Corp's Audit Committee and such determination is disclosed in Commerce Corp's proxy statements relating to its annual meetings of shareholders.

36. The Board of Directors reserves all authority permitted under the rules of the Commission and the relevant listing authority in connection with any matter referred to in this Charter, including but not limited to the determination of independence of Audit Committee members.

VI. **MEETINGS**

37. The Audit Committee shall meet as often as necessary to fulfill its functions as determined by the Committee, but no less than four times annually.

38. At least quarterly, the Committee shall hold separate, private meetings without other members of management present, with each of Commerce Corp's Chief Financial Officer, counsel, Controller, Vice President, Audit Liaison Officer, Compliance Officer, and Commerce Corp's independent auditor; and, each such person shall have free and direct access to the Committee and any of its members.

39. Prior to the beginning of each fiscal year, the Chair shall draft a proposed schedule of the Committee's activities for the coming year, and the times at which such activities shall occur, including preliminary agendas for each proposed meeting of the Committee, which shall be submitted to the Committee for its review and approval, with such changes as the Committee shall determine to be appropriate.

40. Each Committee member is required to attend at least 75 percent of the aggregate of (1) the total number of meetings of the Board of Directors of Commerce Corp (held during the period for which he or she has been a director) and (2) the total number of meetings held by all committees of the Board on which he or she served (during the periods that he or she served), including but not limited to meetings of the Audit Committee.

VII. COMPLAINTS

41. All complaints received by the Committee relating to accounting, internal accounting controls or auditing matters shall be retained and reviewed by the Committee. Upon receipt of a complaint, the Chair of the Committee shall assign the complaint to any one or more members of the Committee (including the Chair) for preliminary review, and may authorize the use or engagement of such counsel, accountants, investigators or other assistance as the Chair, in the exercise of his or her discretion, shall determine to be appropriate under the circumstances.

42. Management shall retain the original of all such complaints until further notice by the Committee.

43. At least annually, management shall ensure that each employee of Commerce Corp is advised in writing (including by any form of electronic transmission which provides the employee the ability to reproduce a written copy of such transmission) that he or she may submit, on a confidential and anonymous basis, complaints regarding accounting, internal accounting controls, or auditing matters and concerns regarding questionable accounting or auditing matters. The advice shall include the name and business address of the Chair of the Committee and shall inform employees that they should direct their complaints to the Chair, in writing, at such address.

VIII. ANNUAL PERFORMANCE EVALUATION OF THE COMMITTEE

44.   The Committee shall conduct an annual self-evaluation of its performance focusing on the quality of the Committee's review of:

(i) major issues regarding accounting principles and financial statement presentations, including any significant changes in Commerce Corp's selection or application of accounting principles, and major issues as to the adequacy of Commerce Corp's internal controls and any special audit steps adopted in light of material control deficiencies;
(ii) analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;
(iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of Commerce Corp; and
(iv) earnings press releases (paying particular attention to any use of "pro forma," or "adjusted" non-GAAP, information), as well as financial information and earnings guidance provided to analysts and rating agencies.

IX.   AUDIT COMMITTEE FINANCIAL EXPERT

45.   The Board of Directors has determined that Mr. Jack W. Conner has: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal control over financial reporting; and (v) an understanding of audit committee functions.

X.   GENERAL

46.   Annually review this Audit Committee Charter, and any provisions of Commerce Corp's by-laws which refer to the Audit Committee, and propose to the Board of Directors necessary or appropriate revisions.

REVOCABLE PROXY - HERITAGE COMMERCE CORP

SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS

The undersigned shareholder of Heritage Commerce Corp ("Commerce Corp") hereby nominates, constitutes and appoints Richard L. Conniff and William J. Del Biaggio, Jr., and each of them, the attorney, agent and proxy of the undersigned, with full power of substitution, to vote at the Annual Meeting of Shareholders of the Company to be held at the Company's offices, 150 Almaden Boulevard, San Jose, California, on May 26, 2005 at 9:30 a.m. and any adjournment thereof, as fully and with the same force and effect as the undersigned might or could do if present, as follows:

▼　　DETACH PROXY CARD HERE　　▼

1.　　To approve an amendment to the Commerce Corp Bylaws to declassify the Board of Directors so that each director would stand for re-election on an annual basis.

　　FOR　　　　　　　　　　　　　　ABSTAIN

2.　　To appove an amendment to the Commerce Corp Articles of Incorporation to reinstate cumulative voting for shareholders of Commerce Corp.

　　FOR　　　　　　　　　　　　　　ABSTAIN

3.　　To elect the following nominees to serve as directors of Commerce Corp for a three-year term expiring in 2008, or if Proposal 1 is adopted, for terms expiring at the 2006 Annual Meeting of Shareholders.

ELECTION OF DIRECTORS　　　　　**FOR** all nominees listed　　　　　**WITHHOLD AUTHORITY** to vote for　　　　　**EXCEPTIONS**
　　　　　　　　　　　　　　　　below except as indicated　　　　　all nominees listed below
　　　　　　　　　　　　　　　　contrary below

Director Nominees:　Jack W. Conner, Richard L. Conniff, Charles J. Toeniskoetter, Ranson W. Webster

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name on the space below.)

EXCEPTIONS_____

4.　　To ratify the Board of Directors' selection of Deloitte & Touche, LLP, independent registered public accounting firm, to serve as the Company's auditors for the fiscal year ending December 31, 2005.

　　FOR　　　　　　　　　　　　　　ABSTAIN

5.　　To consider and transact such other business as may be properly brought before this meeting.

　　FOR　　　　　　　　　　　　　　ABSTAIN

　　　　　　　　　　　　　　　　　　　　I (WE) DO　　　　DO NOT　　　　EXPECT TO
　　　　　　　　　　　　　　　　　　　　ATTEND THE MEETING

This Proxy will be voted as directed by the Shareholder or, if no instructions are given by the Shareholder, the Proxy Holders will vote "FOR" each of the foregoing proposals. If any other business is presented at said meeting, this Proxy shall be voted in accordance with the recommendations of the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE LISTED PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE.

▼ You must Detach This Portion of the Proxy Card ▼
Before Returning it in the Enclosed Envelope

Please Detach Here

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When signing as attorney, executor, officer, administrator, trustee or guardian, please give full title. If more than one trustee, all should sign. All joint owners must sign.

Date:_____,2005

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Signature of Shareholder(s)

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(Print Name)

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Signature of Shareholder(s)

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(Print Name)